Via Facsimile and U.S. Mail
Mail Stop 6010

July 26, 2006

Mr. Robert J. Bertolini
Executive Vice President and
Chief Financial Officer
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ, 07033

Re: Schering-Plough Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed February 28, 2006
File No. 001-06571

Dear Mr. Bertolini

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Financial Resources, page 36

Contractual Obligations, page 39

1.   Please provide to us in disclosure-type format the aggregate amount of the potential milestone payments discussed in footnote (2) that will potentially be

paid out along with a discussion of the events that will result in the payments being made.

Critical Accounting Policies, page 43

Rebates, Discounts, and Returns, page 44

2.   Please provide to us in disclosure-type format a revised discussion of these estimates that includes the following:
   • The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
   • The effect that could result from using other reasonably likely assumptions than what you used to arrive at your estimate of each accrual as of the latest balance sheet date presented such as a range of reasonably likely amounts or other type of sensitivity analysis.
   • For your "provision" line item amounts, please include amounts for each presented for both the current year and previous years. For the actual "Payments," "Returns," and "Discounts granted" line items, include the amounts related to both sales in the current period and sales from previous periods.

Financial Statements

5. Income Taxes, page 62

3.   In the last paragraph on page 64, you discuss certain tax contingency accruals that you have made. Please provide to us an explanation in disclosure-type format that indicates the amounts that you recorded related to these accruals and a chronology of the facts and circumstances that led to them being recorded.

17. Segment Information, page 78

4.   Please provide to us in disclosure-type format a revised discussion that clearly discloses in which segment you recorded the "Equity income from cholesterol joint venture." Refer to paragraph 27(g) of SFAS 131.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant